

July 25, 2012

<u>Via E-mail</u>
Mr. Elliot Maza
Chief Executive Officer
Biozone Pharmaceuticals, Inc.
550 Sylvan Avenue
Suite 101
Englewood Cliffs, NJ 07632

     Re: **Biozone Pharmaceuticals, Inc.**
             Amendment No. 2 to Registration Statement on Form S-1
             Filed July 2, 2012
             File No. 333-176951

Dear Mr. Maza:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

General

1. Please note that we will be providing comments to you on your confidential treatment request under separate cover.

Risk Factors, page 3

"Confidentiality agreements with employees and others may not . . .," page 5

2. Please refer to your response to Comment 3. Although you state in your response letter that you have filed all confidentiality agreements and intellectual property assignment agreements, it does not appear that these agreements have been filed as exhibits to your

registration statement. Please file these exhibits with your next amendment or advise us as to the location of each agreement.

"We cannot assure you that our common stock will become listed . . .," page 6

3. Please briefly describe the listing standards or corporate governance standards of the NYSE Amex Securities or Nasdaq exchanges that you currently fail to meet.

Management's Discussion and Analysis and Results of Operations, page 8

Critical Accounting Policies and Estimates, page 11
Revenue Recognition, page 12

4. You state that license revenue is recorded when reported. Please clarify in the filing your accounting policy and what guidance you used for your accounting treatment. In this respect we note that you entered a license agreement with OKRO in February 2012. If material, please revise your accounting policy in your notes to the financial statements to clarify the accounting treatment for the licensing agreement.

Company Overview, page 13

5. You state that in December 2011 you transferred your 55% ownership in ISR de Mexico, S. R.L. de C. V., a Mexican corporation that was owned by the Company during the period prior to February 22, 2011, in return for and cancellation of 13,948,001 shares of the Company's common stock. Please tell us how this was accounted for in your financial statements and provide additional disclosure as appropriate.

Properties, page 14

6. Please refer to your response to Comment 3. Please file the lease agreement related to the Willow Pass Road facility as an exhibit to your registration statement, or provide an analysis as to why this lease agreement is not material to your business.

Business, page 16

Overview, page 16

7. On page 17, you indicate that you provided responses to the FDA regarding the agency's observations, and provided commitments and timelines for the remediation of the conditions cited by the FDA. Please disclose when you expect to complete the remediation of the conditions cited by the FDA.

Other Business Activities – Raw Material Sales and Technology Licensing, page 17

8. Please expand your discussion of the limited license agreement and the distribution agreement each with OPKO Pharmaceuticals to disclose all material terms, including each parties' material obligations, any financial provisions, the term of the agreement, and any termination provisions.

Customers and Marketing, page 21

9. We are re-issuing prior comment 6. Please expand your disclosure to identify your largest contract manufacturing customer that accounts for a material amount of your sales.

Executive Officers and Directors, page 23

Employment Agreements, page 24

10. You disclose on page 24 that you have paid Mr. Fisher $5,000 towards the amounts due him under his employment agreement. Please disclose the remaining balance due to Mr. Fisher under his employment agreement.

11. We note your Form 8-K/A filed February 8, 2012 which attaches as an exhibit the resignation letter from Dan Fisher to your executive officers. It appears that Mr. Fisher included two attachments with his letter of resignation; however, Attachment A and Attachment B are not filed as exhibits to the Form 8-K/A. Pursuant to Item 5.02(a)(2) and (a)(3) of Form 8-K, please promptly amend your Form 8-K/A to file a complete copy of the letter from Mr. Fisher, including Attachments A and B thereto.

Directors' and Officers' Liability Insurance, page 25

12. We note that you have filed the Director and Officer Indemnification Agreement with Mr. Prego-Novo as Exhibit 10.10 to your registration statement. If you have entered into indemnification agreements with any of your other directors or officers, please file these agreements as exhibits to your registration statement, and amend your disclosure here and elsewhere in your filing to indicate that you have entered into indemnification agreements with the named respective directors and officers.

Certain Relationships and Related Transactions, page 26

13. It appears that the securities purchase agreement you entered into with Opko Health on February 24, 2012 may be incorporated as Exhibit 10.34 to your registration statement despite the fact that the buyer is not identified in that agreement or in the related Form 8-K. Please confirm that this is the correct agreement. Alternatively, please file a copy of this agreement.

Biozone Pharmaceuticals, Inc. Consolidated Balance Sheets, page F-2

14. We reviewed your response to comment 11. You reference a reconciliation provided in your prior amendment which presents pro forma information for Biozone Pharmaceuticals as of December 31, 2010. Your historical financial statement for Biozone Pharmaceuticals, Inc. as of December 31, 2010 does appear to agree to the individual balances of Biozone Labs, Equalan Pharma and Equachem, adjusted for intercompany transactions. The total assets balance appears to include $89,373 in assets from Biozone which should not be included until after the reverse merger, the current liabilities does not agree to the sum of Biozone, Equalan Pharma and Equachem adjusted for intercompany transactions and the long term debt does not agree to the total long term debt for Biozone Laboratories. Please confirm that the December 31, 2010 financial information does not include the effect of the reverse merger as that did not occur until June 30, 2011 or revise your filing accordingly.

15. As the consolidated financial statements comprise a C Corp and LLCs, please tell us why you believe the equity section of the historical balance sheet reflects the historical financial statements of the entities that have been consolidated.

Note 1- Business, page F-5

16. We note your response to prior comment 12. Please provide us your analysis for determining the accounting acquirer under paragraph a-e of paragraph 805-10-55-12. 805-10-55-12a states that the acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. Your response states that there was change in voting rights just prior to the acquisition. Please clarify in the filing what the change in voting rights was and tell us how this supports your determination that BioZone Lab Groups was the accounting acquirer.

17. We note your response to prior comment 15. Given that there was no legally binding agreement to ensure the group of shareholders acts in concert and no individual shareholder or immediate family members holds greater than 50% of ownership interests, please tell us why you still believe that BioZone Lab Group, including Beta Zone, met the criteria for common control for accounting purposes in accordance with the guidance of EITF 02-5.

Note 7. Convertible Notes Payable, page F-9

18. Refer to your response to comment 18. Please confirm whether the convertible instruments issued in 2012 also were contingent on a qualified financing transaction and thus you determined that bifurcation of the conversion option as a derivative was not required. Provide additional disclosure in the notes to the interim financial statements

regarding the terms of the agreements and the accounting treatment for the conversion options.

Note 10. Warrants, page F-12

19. You have recorded the 2011 warrants as derivative liabilities due to ratchets included in the terms of those warrants. Please clarify in the filing that the warrants issued in January 2012 and February 2012 (OPKO warrants) were also recorded as derivatives and whether they had similar ratchets. If the 2012 warrants had different terms, please tell us the guidance you relied on to determine their accounting treatment.

Item 16. Exhibits and Financial Statement Schedules

20. Please file a complete copy of Exhibit 10.4, the Securities Purchase Agreement dated February 28, 2011.

21. Please revise your exhibit index to list the complete name of each agreement, including the identity the third parties and the dates of each agreements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dana Hartz at (202) 551-3648 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239, Jennifer Riegel at (202) 551-3575, or me at (202) 551-3710 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Harvey J. Kesner, Esq.
        61 Broadway, 32nd Floor
        New York, NY 10006